UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrant's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive offices)	(Address of principal executive offices)

Stock Exchange release

Royal Dutch Petroleum Company

&

The “Shell” Transport and Trading Company p.l.c.

Proved reserve recategorisation following internal review:  No material effect on financial statements.

The Royal Dutch/Shell Group of Companies (‘Shell’) announced today that, following internal reviews, some proved hydrocarbon reserves will be recategorised.  The total non recurring recategorisation, relative to the proved reserves as stated at December 31st 2002, represents 3.9 billion barrels of oil equivalent (‘boe’) of proved reserves, or 20% of proved reserves at that date.  Over 90% of the total change is a reduction in the proved undeveloped category; the balance is a reduction in the proved developed category.

There is no material effect on financial statements for any year up to and including 2003.  The recategorisation of proved reserves does not materially change the estimated total volume of hydrocarbons in place, nor the volumes that are expected ultimately to be recovered.  It is anticipated that most of these reserves will be re-booked in the proved category over time as field developments mature.

Of the recategorisation two thirds (2.7 billion barrels) relates to crude oil and natural gas liquids, and one third (1.2 billion boe or 7.2 trillion standard cubic feet ) to natural gas.

The recategorisation itself is not expected to have a material impact on hydrocarbon production in the near term.  As advised in March 2003 and October 2003, the production profile for 2003 – 2005 is expected to be broadly flat.  As of December 31st 2002, proved reserves were equivalent to 13.3 years of production.

The FAS69 standardised measure of discounted future cashflows associated with the proved reserves will be impacted.  The estimated 10% reduction in the standardised measure is significantly less than the 20% change to proved reserves, as the majority of the recategorisation relates to proved undeveloped reserves and to relatively low margin producing areas.

Further analysis is ongoing to determine the extent to which the recategorisation will impact on prior year reported proved reserves and the results will be disclosed.

The figures quoted above do not include any amounts that will be added to reserves as the result of normal operations in 2003.  On a preliminary basis, ignoring the effect of the adjustment noted in this release, the reserve replacement ratio for 2003 is expected to be in the range 70-90%, representing the net addition of between 1.0 and 1.3 billion boe.  The final figures for 2003 reserve replacement will be disclosed on February 5th 2004.

Several factors identified by Shell’s own reviews led to the recategorisation.  During Q4 2003, a number of in depth reserve studies were completed, which prompted a broad review of its previously booked reserves against current proved reserves standards.

Reserves affected were mainly booked in the period 1996 to 2002.  A significant proportion of the recategorisation relates to the current status of project maturity.  The recategorisation brings the global reserve base up to a common standard of definition, consistent with the globalisation of processes within the new Exploration & Production business model.

A number of countries are affected by the change, with the largest impact in Nigeria and Australia.  The majority of the overall recategorisation will be reported under ‘Other Eastern Hemisphere’.

A teleconference with investors and media will be held at 9.15 a.m. GMT Friday January 9th 2004 to discuss the contents of this release.  The call will be audio webcast and can be accessed via www.shell.com/investor.  The call will be hosted by Simon Henry, Head of Group Investor Relations, Mary Jo Jacobi, Vice President of Group External Affairs and John Darley, Exploration and Production Technical Director.

Ends

Footnote

5,800 million cubic feet of natural gas = 1 million barrels of oil equivalent.

All references to proved reserves exclude oil sands.

Figures quoted in this document are unaudited.

Standardised measure of future cashflows

United States accounting principles require the disclosure of a standardised measure of discounted future cashflows, relating to proved oil and gas reserves quantities and based on prices and costs at the end of each year, currently enacted tax rates and a 10% annual discount factor.  The information so calculated does not provide a reliable measure of future cashflows from proved reserves, nor does it permit a realistic comparison to be made of one entity with another because the assumptions used cannot reflect the varying circumstances within each entity.

Disclaimer statement

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

For information please contact:

Investor Relations
Simon Henry	+44 20 7934 3855
Gerard Paulides	+44 20 7934 6287
Bart van der Steenstraten	+31 70 377 3996
Harold Hatchett	+1 212 218 3112

Media Relations
Andy Corrigan	+44 20 7934 5963
Simon Buerk	+44 20 7934 3453
Herman Kievits	+31 70 377 8750

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (G J West)

General Attorney (M.C.M. Brandjes)

Date: 9 January 2004